

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 15, 2017

Anthony Harrelson
Chief Executive Officer
Axium Pharmaceuticals, Inc.
265 Eastchester Drive, Suite 133
High Point, NC 27262

> **Re: Axium Pharmaceuticals, Inc.**
> **Registration Statement on Form S-1**
> **Filed August 21, 2017**
> **File No. 333-220076**

Dear Mr. Harrelson:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1

Cover Page

1. We note that this prospectus relates to both a primary offering and a secondary offering. However, the top of your prospectus cover only refers to the primary offering, and it is not clear whether certain terms apply to both offerings. Please revise your disclosure on the prospectus cover page, in the offering summary and elsewhere as appropriate to clearly indicate the amount and other terms (e.g., duration and price) of each offering. Please also explain whether the two offerings are being conducted simultaneously. If your primary and secondary offerings are concurrent, please also add a risk factor explaining the possibility that the secondary offering could hinder your ability to raise funds in your best efforts primary offering.

2. We note your statement that the offering will terminate on the date that is 36 months from the effective date of the prospectus. However, it appears that you are relying on Rule 415(a)(1)(ix) to make a continuous offering, and in such cases, Rule 415(a)(2) requires you to register an amount that you reasonably expect to be offered and sold within two years from the initial effective date. Please revise your disclosure accordingly.

3. Please revise your disclosure regarding the proceeds to also discuss the selling shareholders' net proceeds. Refer to Item 501(b)(3) of Regulation S-K.

Business Overview, page 3

4. Please revise your disclosure here and elsewhere as appropriate to make clear that you have not received orphan designation, but have only submitted a request for orphan designation. As currently drafted, your disclosure could imply that you have received orphan designation.

5. We note your reference to the "intranasal lorazempam patent." Please revise your disclosure to clarify that this is only a patent application and you do not own or license any granted patents at this time.

6. We refer to your statement in the first paragraph of this section that your product candidates address various pharmaceutical markets, including infectious diseases and diabetes. However, there is no detailed disclosure in your prospectus regarding these product candidates. In the event that these other product candidates are still in discovery phases, it would be premature to include disclosure regarding them in your prospectus, and accordingly, please remove all references to your other product candidates and highlight that you are currently only pursuing the development of the Lorazepam spray. In the alternative, please tell us why you believe it is appropriate to reference these product candidates.

7. We refer to your statements in the seventh and eighth paragraphs on page 4 that the nasal and oral spray is based on your waterless self-nanoemulsifying formula that you believe provides quick absorption and can be used by the patient or non-trained individuals during seizures. Please revise your disclosure to explain the basis for your beliefs and to provide additional information regarding the development of your formula.

8. We refer to your statement in the second paragraph on page 5 that there have been "numerous" studies for both the nasal and oral delivery of Lorazepam for seizure treatment, and that preclinical studies of both types of delivery in humans and animals have been "successful." Please substantially revise your disclosure to discuss the specific details of these studies, including the dates and locations of the trials, the identify of the trial sponsors, your involvement, if any, in the trials, participant information (e.g., number of participants enrolled and treated, and the criteria for participation in the studies), the duration of treatment, dosage information (both amount and frequency), specific endpoints of the trials, the actual results, and any serious adverse events. Please also remove the disclosure that the trials have been "successful" or supplementally tell us why

you believe this disclosure is appropriate.

Summary, page 3

9.   Please revise your Summary to abbreviate the business description as your summary
        should be brief, and relocate the main business description to later in the prospectus.
         Refer to Item 503(a) of Regulation S-K and Item 11 of Form S-1 for guidance.

Intellectual Property, page 7

10.   Please expand your disclosure to discuss the type of patent protection you have under this
        patent application (e.g., composition of matter, use, or process), the filing date of the
        application and the expected expiration date of the patent.

Employees, page 8

11.   We note your statement in this section that you do not have any employees, and your
        statement in the last paragraph on page 29 that your "scientific team" is experienced in
        the field of developing novel types of delivery systems as well as your risk factor on page
        14 noting that you depend on senior officers and key employees. Please reconcile your
        disclosures.

Clinical trials (if necessary), page 9

12.   We refer to your statements on page 11 that the patent application describes your product
        candidate as "highly accurate" and "safe." As efficacy and safety determinations
        are solely within the FDA's authority, please remove these statements regarding your
        product candidate's accuracy and safety. Please also tell us why you have included the
        phrase "(if necessary)" in the title of this section.

13.   Please tell us whether the nasal spray delivery system you intend to use for intranasal
        administration of lorazepam will be considered a medical device that would require FDA
        approval.

Risk Factors, page 14

14.   Please expand your disclosure in this section to add a risk factor addressing
        any implications arising from your shares being considered "penny stock" under the
        Exchange Act rules.

15.   Please tell us whether you will be registering your common stock under the Exchange
        Act. If you are not, please add a risk factor highlighting that you will not be subject to the
        (i) proxy rules under Section 14 of the Exchange Act, (ii) the prohibition on short swing
        profits under Section 16 of the Exchange Act, (iii) and the beneficial ownership reporting
        requirements of Sections 13(d) and (g) of the Exchange Act. Also explain that your
        periodic reporting obligations under Section 13(a) will be automatically suspended under

Section 15(d) of the Exchange Act if you have fewer than 300 record shareholders.

16.   Please add a risk factor addressing the conflict of interest of your CEO, who will be offering shares on your behalf in the primary offering, and will also be reselling his own shares in the secondary offering.

17.   We note that Section 60 of your certificate of incorporation appears to designate Dr. Harrelson as the CEO for as long as he is living and that he is entitled to overturn unanimous decisions by the board. Please add risk factor disclosure discussing these provisions, and a separate risk factor discussing anti-takeover provisions in your charter documents (e.g., the classification of certain directors) and in North Carolina law.

Use of Proceeds, page 24

18.   We refer to your statement that you intend to use the net proceeds for "general and administrative expenses and the remainder for working capital and other general corporate purposes." Please clarify whether the "general and adminstrative expenses" will cover costs related to the development of your nasal and/or oral Lorazepam spray, and state the approximate amount intended to be used for each such purpose. Refer to Item 504 of Regulation S-K for guidance.

Dilution, page 25

19.   Please revise to include quantification of the information required by Item 506 of Regulation S-K.

Research and Development, page 30

20.   We note your estimate that you spent $0 on research and development activities since your inception. We also note that in the CEO letter on your website, you state that you are "heavily interested and invested in the research and development of ground breaking products and technology." Please explain to us this discrepancy.

Management of Axium Pharmaceuticals, Inc., page 31

21.   Please revise your disclosure regarding each of Dr. Harrelson and Mr. Beaumont to specifically discuss his principal employment during the past five years, including the name and principal business of any organization in which he worked and an explanation regarding the nature of the responsibilities undertaken by them in their prior positions. In addition, please expand on your statements regarding your directors' qualifications to serve on your board to discuss the specific experience, qualifications, attributes or skills that led to such conclusion. Refer to Item 401(e) of Regulation S-K.

22.   We refer to your statement that Dr. Harrelson has developed proprietary drug delivery systems, fully personalized immunotherapies and cannabinoid-based medications for the treatment of various diseases. Please revise your disclosure to clearly state whether each of the referenced systems, therapies or cannabinoid-based medications have received

FDA or other regulatory approval and/or been commercialized. If no regulatory approval has been received, please revise to specifically explain the current status of the products or remove the statement.

Committees of the Board of Directors, page 32

23.   We refer to your statement that you do not currently have any committees, including an audit committee. However, we also note that Section 79 of your certificate of incorporation states that the board "shall" appoint an audit committee, which includes external directors. Please reconcile this discrepancy.

Principal and Selling Stockholders, page 33

24.   Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

25.   Given the nature of the offering and its size relative to the number of shares outstanding held by non-affiliates, it appears that the selling stockholders may be acting as conduits for the company in an indirect primary offering. Please revise to fix the price at which the shares will be sold for the duration of the offering and name the selling stockholders as underwriters. In the alternative, provide an analysis of why you believe this is not an indirect primary offering, taking into consideration each of the factors identified in Securities Act Rules Compliance and Disclosure Interpretations 612.09, as well as any other factors you deem relevant.

Plan of Distribution, page 35

26.   We refer to your statement in the penultimate paragraph that sales by the selling shareholders may be at prevailing market or negotiated prices. However, we note your disclosures elsewhere in the prospectus that your common stock is not listed on a stock exchange and not currently quoted or listed for trading, and that you "may" list your shares on the OTCQB. Please revise your disclosures throughout the prospectus to disclose a fixed price at which the selling stockholders will sell their shares. Refer to Item 501(b)(3) of Regulation S-K. We note our related comment also asking for disclosure of a fixed price as this appears to be an indirect primary offering.

Description of Capital Stock, page 37

27.   Please disclose the material terms of your outstanding preferred stock, including the conversion rate into common stock, voting rights of the preferred holder and whether your CEO as the preferred shareholder must approve any particular corporate transactions. Please also include similar disclosure in Note 2 (Stockholders' Equity) to

your financial statements. We also note that your certificate of incorporation refers to Ordinary A shares and Deferred shares. Please revise your disclosure to discuss these classes. In addition, we note that you are an S Corporation, and such corporations are subject to certain limitations such as having only one class of stock, having fewer than 100 holders, and that holders must be U.S. citizens or residents. Please reconcile these restrictions with your current structure. Please also add disclosure concerning the potential limitations and/or material risks to your business based on these restrictions.

Signatures, page II-5

28.   In addition to the registrant, the registration statement also needs to be signed by your principal executive officer, principal financial officer, controller or principal accounting officer and by at least a majority of the board of directors. Please revise accordingly.

Exhibits

29.   Please file a revised 5.1 opinion that separately opines on the shares that are being offered by you and by the selling shareholders. In this regard, the opinion should state that the selling shareholder shares were validly issued and are fully paid and non-assessable. Please refer to Section II.B of Staff Legal Bulletin No. 19 for guidance.

General

30.   We refer to the letter from your CEO on your website, which contains statements appearing to encourage individuals to invest in you, such as the following:

   • "We believe that if you invest in Axium, it would be similar to investing in Google or Microsoft when they were first getting started right before their stock exploded."
   • "Buying Axium stock presents an excellent entry point for investors willing to take a risk and develop this industry, which is undergoing rapid, positive change."
   • "This is the opportunity of a life time. Invest in both your future and ours."

We also note that in a press release, dated August 15, 2017, your CEO states, "We believe that investing in Axium Pharmaceuticals Inc. will be like investing in the largest pharmaceutical companies in the world when they were first getting started right before their stock exploded."

Please tell us why these statements are consistent with Section 5 of the Securities Act, including any applicable safe harbor rules. We may have further comments upon review of your response.

   We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Rolf Sundwall at 202-551-3105 or Kevin Vaughn, Accounting Branch Chief, at 202-551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Dorrie Yale at 202-551-8776 or Erin Jaskot, Special Counsel, at 202-551-3442 with any other questions.

                                                                Division of Corporation Finance
                                                                Office of Healthcare & Insurance

cc: Matheau J. W. Stout